UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PLASTEC TECHNOLOGIES, LTD. (formerly GSME Acquisition Partners I)
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G71218 104
(CUSIP Number)

Cathay Capital Holdings, L.P.
c/o New China Capital Management, LP
Attn:  Ling Liu
One Dock Street
Stamford, CT 06902
(203) 328-1800

With a copy to:

George Y. Liu, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G71218 104

1	NAMES OF REPORTING PERSONS
Cathay Plastic Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G71218 104

1	NAMES OF REPORTING PERSONS
Cathay Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G71218 104

1	NAMES OF REPORTING PERSONS
Cathay Master GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G71218 104

1	NAMES OF REPORTING PERSONS
New China Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. G71218 104

1	NAMES OF REPORTING PERSONS
NCCM, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G71218 104

1	NAMES OF REPORTING PERSONS
TAM China, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G71218 104

1	NAMES OF REPORTING PERSONS
S. Donald Sussman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G71218 104

1	NAMES OF REPORTING PERSONS
Paul S. Wolansky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D, dated February 15, 2011, filed by Cathay Plastic Limited ("Cathay Plastic"), Cathay Capital Holdings, L.P., Cathay Master GP, Ltd., New China Capital Management, LP, NCCM, LLC, TAM China, LLC, S. Donald Sussman and Paul S. Wolansky (collectively, the "Reporting Persons") and Amendment No. 1 thereto, dated January 23, 2012, filed by the Reporting Persons, relating to the ordinary shares of common stock, par value $0.001 (the "Common Stock"), of Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), a Cayman Islands exempted company (the "Issuer"). This Amendment No. 2 to Schedule 13D constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

As of October 7, 2016, the Reporting Persons ceased to beneficially own any shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

As of October 7, 2016, the Reporting Persons ceased to beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)	The Reporting Persons beneficially own 0 shares of Common Stock, representing 0.0% of the Issuer's outstanding Common Stock.

(c)	On October 7, 2016, Cathay Plastic entered into a Share Purchase Agreement (the "SPA") with Sun Yip Industrial Company Limited (the "Purchaser") pursuant to which Cathay Plastic sold and transferred 1,208,292 shares of Common Stock (the "Sale Shares"), representing all of the Common Stock beneficially owned by the Reporting Persons, to the Purchaser upon execution of the SPA. The purchase price for the Sale Shares is US$11.30 per share of Common Stock, for a total consideration of US$13,653,699.60, payable to Cathay Plastic not later than December 10, 2016. The foregoing description of the SPA is qualified in its entirety by reference to the SPA, which is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety.

(e)	As of October 7, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

See Item 5, which is incorporated herein by reference.

On January 15, 2013, the Issuer entered into share purchase agreements with certain related shareholders for the repurchase of Common Stock at a price per share of US$6.00, pursuant to which the Issuer repurchased 61,903 shares of Common Stock from Cathay Plastic for an aggregate price of US$371,418.  The foregoing description of such repurchase is qualified in its entirety by reference to the description of such repurchase on page 55 of the Issuer's Form 20-F, filed April 25, 2014, which description is incorporated herein by reference in its entirety.

On October 2, 2013, the Issuer entered into share purchase agreements with certain related shareholders for the repurchase of Common Stock at a price per share of US$6.00, pursuant to which the Issuer repurchased 68,090 shares of Common Stock from Cathay Plastic for an aggregate price of US$408,540.  The foregoing description of such repurchase is qualified in its entirety by reference to the description of such repurchase on page 56 of the Issuer's Form 20-F, filed April 25, 2014, which description is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Share Purchase Agreement, dated as of October 7, 2016, by and between Cathay Plastic Limited and Sun Yip Industrial Company Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 19, 2016
CATHAY PLASTIC LIMITED

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

CATHAY CAPITAL HOLDINGS, L.P.

By:		Cathay Master GP, Ltd., its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

CATHAY MASTER GP, LTD.

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NEW CHINA CAPITAL MANAGEMENT, LP

By:		NCCM, LLC, its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

NCCM, LLC

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

TAM CHINA, LLC

By:		/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: Member

S. DONALD SUSSMAN

/s/ S. Donald Sussman

PAUL S. WOLANSKY

/s/ Paul S. Wolansky